Division of Corporation Finance	Via Edgar
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

October 24, 2024

Re: Concreit Fund I LLC

Offering Statement on Form 1-A

Filed July 2, 2024

File No. 024-12457

Dear Sir or Madam:

This letter is submitted on behalf of Concreit Fund I LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated August 2, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-12457) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on July 2, 2024. The responses provided are based upon information provided by the Company. Each line item below corresponds to the comment number in your letter followed by our response:

Offering Statement on Form 1-A

i.	General.

1.            Comment: We note your disclosure on page 85 that “[s]ettlement may occur up to 60 days after a prospective investor submits a subscription agreement.” Please tell us how your offering complies with the prohibition in Rule 251(d)(3) against delayed offerings.

Response: Regarding your comment on our disclosure that “[s]ettlement may occur up to 60 days after a prospective investor submits a subscription agreement,” we have removed this sentence entirely from our Offering Circular to ensure compliance with Rule 251(d)(3) of Regulation A. This rule prohibits delayed offerings, and we understand that our previous disclosure could be interpreted as suggesting a delayed offering structure.

To clarify, we have been and intend to conduct our offering on a best-efforts basis, with settlement occurring promptly after the sale of Investor Shares. We have revised our Offering Circular to remove any language that could be construed as indicating a delayed offering. Specifically, we have removed the sentence in question from page 85 of our Offering Circular.

We believe that this revision addresses your concern and ensures that our offering complies with the requirements of Rule 251(d)(3). We are committed to transparency and compliance with all applicable regulations.

2.            Comment: Please revise your risk factors section to disclose that the investors will have voting rights only with respect to certain matters, primarily relating to amendments to your Operating Agreement that would adversely change the rights of the Investor Shares, and the removal of Manager for “cause”.

Response: Please be advised that the request has been completed by adding a Voting Rights disclosure under the risk factors.

3.            Comment: Please revise to disclose your historical NAV information. Furthermore, please confirm that you will disclose NAV information in your future semi-annual and annual reports.

Re: Response Letter
October 24, 2024

Response: Please be advised that the request has been completed and that Historical NAV Information has been disclosed. We have, and will continue to disclose NAV information in our future semi-annual and annual reports.

4.            Comment: We note your response to Item 4 in Part I that you have raised $3,815,533.00 in sales of securities in qualified offering statements within the prior 12 months. Please revise your response to Item 6 in Part I to also address those sales of investor shares.

Response: Please be advised that the request has been completed.

5.            Comment: We note your disclosure that as of May 31, 2024, you have issued and sold 13,542,002 investor Shares in the amount of $12,999,115. We also note that you filed a 1-A POS on May 7, 2021, which was qualified on May 13, 2021. Additionally, we note your Form 1-K for the fiscal year ended December 31, 2023, indicates that the proceeds from the sale of investor shares were $4,847,603 in 2023 and $4,408,013 in 2022. We also note your Form 1-K for the fiscal year ended December 31, 2022, indicates that the proceeds for the sales of investor shares was $2,687,237 in 2021. Please advise us of all the sales of Investor Shares made from May 13, 2021, through July 2, 2024, and clarify whether the sales were made under Regulation A, Regulation D, or other exemptions. Please advise us of the exemption(s) relied upon for those sales and how you have complied with each exemption. Please also tell us what information was provided to these investors in connection with their purchases.

Response: The table below represents all of the sales of Investor Shares between May 13, 2021 and July 2, 2024:

Exemption	Shares Sold	Amount in Dollars
Regulation A+ Tier 2	13,087,343	$12,563,849
Regulation D 506(c)	771,408	$740,551

We relied on the Regulation A+ Tier 2 exemption for the sale of 13,087,343 shares. Our offering statement on Form 1-A was qualified by the SEC on May 13, 2021. We complied with all requirements under Regulation A+, including providing investors with access to our offering circular and ensuring that all sales were conducted in accordance with the terms outlined in our qualified offering statement.

For the sale of 771,408 shares, we relied on Regulation D Rule 506(c), which allows for general solicitation provided that all purchasers are accredited investors. We verified the accredited status of each investor and provided them with a private placement memorandum outlining the terms and risks associated with their investment.

All sales were facilitated through our mobile app or web app where investors have access to comprehensive information about the corresponding offering or private placement. More specifically we provided:

●	Offering Circular (for Regulation A+ Tier 2): This document included detailed information about our company, investment strategy, financial statements, and terms of the offering.

●	Private Placement Memorandum (for Regulation D 506(c)): This document outlined the specific terms and conditions of the investment, including risk factors and investor rights.

●	Subscription Agreement: Investors were required to review and execute a subscription agreement as part of their investment process.

ii.	Cover page.

6.            Comment: We note the top right of your cover page states that this is the “Offering Circular Amendment No. 2 dated June 25, 2024.” Please revise, here and elsewhere, to reflect that this is an offering statement on Form 1-A filed on July 2, 2024.

Re: Response Letter
October 24, 2024

Response: Please be advised that the request has been completed and revised.

7.            Comment: It appears you are attempting to conduct an at the market offering which is not permitted under Rule 251(d)(3)(ii) of Regulation A. Please revise or advise.

Response: Our offering is not intended to be an at-the-market offering as defined in Rule 251(d)(3)(ii). We understand that at-the-market offerings involve selling securities into an existing trading market for outstanding shares of the same class at other than a fixed price. Our offering is structured as a best-efforts offering with a fixed price per Investor Share, which is adjusted at the beginning of every fiscal month based on our net asset value (NAV) as of the end of the prior fiscal month.
To ensure compliance with Regulation A, we have reviewed and revised our Offering Circular to remove any language that could be interpreted as suggesting an at-the-market offering structure. Specifically, we have removed any references to selling securities at variable prices or into an existing trading market.

8.            Comment: We note your disclosure that as of May 31, 2024, you have issued and sold 13,542,002 Investor Shares through a registered broker-dealer, in the amount of $12,999,115. Please advise us of the amount of Investor Shares that have been sold within the past 12 months in your Regulation A offering. In this regard, we note your disclosure on page 50 that “[s]ubsequent to December 31, 2023, the Fund has approximately raised an additional $1,053,289.” We also note your response to Item 4 in Part I that you have raised $3,815,533.00 in sales from qualified offering statements within the prior 12 months. Revise your total offering amount of “up to $75,000,000 in Investor Shares” to reflect your prior sales of investor shares sold pursuant to other offering statements within the 12 months before the start of the current offering. See Securities Act Rule 251(a)(2).

Response: In the past 12 months, we have sold 3,974,514 shares for $3,815,533 through this Regulation A offering. In regards to the referenced disclosure on page 50, this was duplicated from our 2023 financial statements therefore we have removed this disclosure.

We have revised the total offering amount to reflect our prior sales of investors shares sold pursuant to other offering statements within the 12 months before the start of the current offering.

9.             Comment: Please revise your cover page to indicate that the offering will terminate three years from the qualification date of the offering. See Rule 251(d)(3)(i)(F).

Response: Please be advised that the requested revisions have been completed and have indicated that the offering will terminate three years from the qualification date of the offering.

10.          Comment: We note your disclosure that you “intend to qualify” as a REIT for U.S. federal income tax purposes. However, your disclosure on pages 62 and 64 seem to indicate that you intended to qualify as a REIT beginning with the “taxable year ended December 31, 2022.” Please revise to clarify whether you have yet elected to be taxed as a REIT. Also revise to update your disclosures through out the offering statement to reflect the company’s current operations and current status as applicable.

Response: Please be advised that the requested revisions have been completed as we intend to elect to be taxed as a REIT beginning with the taxable year ending December 31, 2024.

11.          Comment: We note your statement that you have a “limited operating history.” However, it appears that you have been operating for several years. In this regard, we note that you were formed on May 24, 2019 and your initial 1-A was qualified on May 21, 2020. Please update your offering statement to address these events and other important events as appropriate.

Response: Please be advised that the requested change has been made.

12.          Comment: We note that you have included “Proceeds from the Private Placement to Accredited Investors under Regulation D” and “Proceeds to Us from the Private Placement to our Sponsor” in your offering table. We do not understand why you have included these proceeds in your offering table since the offering statement does not cover your Regulation D private placement offering nor your private placement to your Sponsor. Please remove both of the private placement proceeds from your offering table on the cover page.

Re: Response Letter
October 24, 2024

Response: Please be advised that the requested revisions have been completed and we have removed the sections referring to the private placement referenced.

iii.	Table of Contents, page i.

13.          Comment: Please revise to include the page numbers and the hyperlinks to “Properties and Securities” and “Direct Reinvestment Plan” sections.

Response: Please be advised that the request has been completed and we have revised and added “Mortgages, Properties and Investments” and “Distribution Reinvestment Plan” to our Table of Contents with corresponding page numbers and hyperlinks.

iv.	Summary, page 1.

14.          Comment: Please revise your disclosure that you are a “recently organized” Delaware limited liability company. Given your disclosure on page F-8 that you were formed on May 24, 2019, it appears that you were formed more than five years ago. Revise to indicate the date Concreit Fund I LLC was formed.

Response: Please be advised that the requested revision has been completed and we have revised the section referenced to indicate the date Concreit Fund I LLC was formed.

v.	Our Organizational Structure, page 3.

15.          Comment: Please revise your organizational structure chart so that the texts are clearly legible.

Response: Please be advised that the request has been completed.

vi.	Management Compensation, page 4.

16.          Comment: To the extent that any management compensation has been awarded, earned or paid, please revise your tables, here and on page 35, to disclose the amounts of management compensation. For example, please indicate the amounts of organization and offering expenses paid by the Manager and the amounts reimbursed to the Manager. We also note that the company has made four private equity investments and sixteen debt investments as noted in the Investments section on page 29. It appears to us that the noted fees in the Management Compensation section, on page 35, have either been awarded to, earned by, or paid to the Manager in connection with those noted investments. See Item 22 of Form S-11 and Item 402 of Regulation S-K.

Response: Please be advised that the request has been completed and we have disclosed the amounts as of June 30, 2024.

vii.	Related Fees Paid by Unaffiliated Third Parties, page 6.

17.          Comment: We note that you were formed more than five years ago on May 24, 2019. Please disclose, here and on page 38, the amounts of any related fees paid by unaffiliated third parties to your manager as of the date of this offering statement. If no related fees paid by unaffiliated third parties have been paid up to the date of the offering statement, then clearly indicate that in this section.

Response: Please be advised that the request has been completed and we have included related fees paid by unaffiliated third parties to our manager.

viii.	Distributions, page 7.

18.          Comment: Please revise to clarify when you intend to make the election to be taxed as a REIT.

Response: Please be advised that the request has been completed and we have disclosed when we intend to make the election to be taxed as a REIT.

Re: Response Letter
October 24, 2024

ix.	Valuation and Net Asset Value (NAV) Policies, page 8.

19.          Comment: We note your disclosure that your $0.96 price per share is based on your current net asset value. Please revise your offering circular to include a quantitative valuation breakdown (e.g., fair value of equity investments, fair value of loans and participations held for investment), or tell us how you determined such disclosure is not necessary.

Response: Please be advised that the request has been completed and we have included a quantitative valuation breakdown.

20.          Comment: Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response: We have, and plan to continue to provide future NAV disclosures by submitting 253(g)(2) filings and on a monthly basis.

x.	Risk Factors

The Company and its Manager are newly formed entities …, page 11

21.          Comment: We note your disclosure that both you and your manager were formed on May 24, 2019. Since it has been more than five years since their formations, please revise your disclosure that the company and your manager are “newly formed entities with no operating history.”

Response: Please be advised that the request has been completed.

By purchasing Investor Shares in this Offering, you are bound by the jury trial waiver provisions …, page 13

22.          Comment: We note that your Operating Agreement and Subscription Agreement contain jury trial waiver provisions. Please revise to clearly disclose:

●	the risks of the provision or other impacts on shareholders, such as the increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and discouraging claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable;

●	the impact on claims arising under other laws; and

●	whether or not the provision applies to purchasers in secondary transactions.

Response: Please be advised that the request has been completed and additional disclosure has been added.

By purchasing Investor Shares in this Offering, you are bound by the arbitration provisions …, page 14

23.          Comment: We note your disclosure that your Subscription Agreement contains arbitration provisions. However, it appears that your Operating Agreement also includes arbitration provisions. Please revise to state that your Operating Agreement contains arbitration provisions. Moreover, please revise to clearly disclose:

●	the impact on claims arising under other laws; and

●	whether or not the provision applies to purchasers in secondary transactions.

Response: Please be advised that the request has been completed.

We may not be successful in availing ourselves of the Investment Company Act exclusions . . . , page 16

Re: Response Letter
October 24, 2024

24.          Comment: Please expand your disclosure about the consequences if you were deemed to be an investment company under the Investment Company Act of 1940. For example, please disclose that if you were deemed to be an investment company, you would be ineligible to conduct this offering under Regulation A.

Response: Please be advised that the request has been completed and additional disclosures have been added.

xi.	Use of Proceeds, page 28

25.          Comment: Please revise to indicate the principal purposes for which the net proceeds to the issuer from the Investor Shares being offered are intended to be used and the approximate amount intended to be used for each principal purpose. See Item 8 of Form S-11 and Item 504 of Regulation S-K.

Response: Please be advised that the request has been completed and we have added additional detail to our Estimated Use of Proceeds.

26.          Comment: We note that you have included the net proceeds from your private placements in the Use of Proceeds section. Please remove the net proceeds from your private placements from the use of proceeds table or advise us why the private placements should be included in your Item 504 of Regulation S-K disclosure.

Response: Please be advised that the request has been completed.

xii.	Management, Managing-Member of Our Manager, page 32

27.          Comment: We note your disclosure on page 39 that your sponsor’s officers acting on behalf of your manager will have to allocate their time among the company, your sponsor’s business and other programs and activities in which they are involved. To the extent they are working part-time, please revise to state approximately the average number of hours per week or month such person works or is anticipated to work.

Response: Please be advised that the request has been completed.

28.          Comment: Please revise to disclose the age of your management team, including the Investment Advisory Committee. Furthermore, please revise this section to specifically disclose your management’s business experience over that past five years and include their dates of employment. Finally, revise to address the principal business of Talon Private Capital, Vibrant Cities, Avidian Technologies, Columbia Pacific Advisors, Arch River Capital LLC and Arch River Navigator Fund I LP. Please refer to Item 21 of Form S-11 and Item 401 of Regulation S-K.

Response: Item 401 of Regulation S-K, and similarly Item 21 of Form S-11, mandates disclosures for directors, executive officers, and significant employees. The primary purpose of these disclosures is to provide investors with relevant information about individuals who have a direct influence or control over the company’s operations and governance. The roles typically involve a decision-making authority or significant impact on the company’s strategic direction.
The members of our Investment Advisory Committee serve in a purely advisory capacity and are not key members. They are not employees, directors, or officers of the company, and they do not participate in day-to-day operations or have decision-making authority. Their role is to provide industry insights and expertise to our Sponsor as a technology company when consulted. Given this context, we do not believe that detailed disclosures about their personal addresses or other non-material information are necessary for investor transparency or regulatory compliance. However, in an effort to bring more transparency, we have revised and provided their ages and addresses for current and relevant businesses for the members of the IAC.

We remain committed to providing comprehensive and accurate disclosures in accordance with SEC regulations. Our revised offering circular will continue to include detailed information about our management team, including their ages, business experience over the past five years, and dates of employment, as required by Item 21 of Form S-11 and Item 401 of Regulation S-K.

Re: Response Letter
October 24, 2024

29.          Comment: We note your statements that “the company leverages distributed ledger tech in its approach to fund and asset management for scale and truth in accounting.” Please revise to clarify the meaning of your statements.

Response: Please be advised that the request has been completed and we have added more detail on how we utilize distributed ledger tech.

xiii.	Principal Securityholders, page 38

30.          Comment: Revise to indicate the number of directors and executive officers of the Sponsor and indicate the beneficial ownership of the directors and executive officers of the Sponsor as a group.

Response: Please be advised that the request has been completed.

31.          Comment: Supplementally advise us who are the directors and executive officers of the Sponsor.

Response: Please be advised that the request has been completed and we have added the directors on our board of the Sponsor.

xiv.	Conflicts of Interest and Related Party Transactions, page 39

32.          Comment: Please revise to address the amount of fees paid to the Manager along with any other transactions required by Item 404 of Regulation S-K.

Response: Please be advised that the request has been completed and we have added a disclosure stating that there are currently no transactions to report relating to Item 404 of Regulation S-K. The amount of fees paid to the Manager was completed in response #16.

xv.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

33.          Comment: We note your disclosure in footnote 3 to your table on page F-12. Please tell us and revise your Management’s Discussion and Analysis to disclose if there have been any updates related to your manager transferring the private equity investment to an affiliate entity. In addition, your revision should specify if there is any written agreement in place related to an affiliate transfer for this investment.

Response: We confirm that there have been updates related to our manager transferring the private equity investment to an affiliate entity. Specifically, the Manager’s sponsor has repaid the Fund the full basis amount for the investment.
We also confirm that there is a written agreement in place related to the transfer of the private equity investment to the affiliate entity. This agreement outlines the terms and conditions of the transfer, including the repayment of the basis amount to the fund.

We have provided an update in the footnotes related to this investment in the offering circular.

xvi.	Prior Performance Summary, page 50

34.          Comment: We note your statement that your Manager “has limited operating experience.” However, since it appears that your Manager has been in operation for more than five years, since May 2019, please revise this section accordingly. If applicable, please revise disclosure for prior programs with similar investment objectives as required by Industry Guide 5. See Item 7(c) of Form 1-A.

Response: We acknowledge that our Manager has been in operation for more than five years, since May 2019. We have revised this section to accurately reflect our Manager’s operational history.

xvii.	Description of Membership Interests and Certain Provisions of Our Operating Agreement Exclusive Forum Provision, page 54

Re: Response Letter
October 24, 2024

35.          Comment: We note that your Operating Agreement states that the Delaware courts or the Federal courts located in Delaware are the exclusive forums for any controversies or disputes arising from the Operating Agreement, except as to any disputes or controversies pertaining to the removal of the Company’s Manager. Please revise to clearly disclose:

●	any risks or other impacts on investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable; and

●	any uncertainty about enforceability.

Response: Please be advised that the request has been completed and we have added more disclosures to the Exclusive Forum Provision.

xviii.	Redemption Plan, Amendment or Suspension of the Plan, page 59

36.          Comment: We note that your manager, “in its sole discretion, may amend or suspend the Redemption Plan at any time it determines that such amendment or suspension is in the Company’s best interests.” Please revise your risk factors section to disclose this risk.

Response: Please be advised that the request has been completed and we have added a Redemption Plan disclosure under Risk Factors.

xix.	Reinvestment Plan, page 60

37.          Comment: We note that your Reinvestment Plan appears to be very similar to an automatic roll-over plan where the members are automatically reinvested in additional Investor Shares unless they opt-out of the plan. We continue to consider your Reinvestment Plan and may have further comments.

Response: Regarding your comment on our Reinvestment Plan, we appreciate your consideration and would like to provide additional information to address your concerns. The nature of the opt-out is due to the higher frequency of distributions that generally occur weekly, along with a lower minimum to participate in our investment, which generally leads to many investors having distribution amounts that are less than $0.01. In order to put our investors first, we built this plan so that they could reinvest into purchasing new fractional shares. The participation in this plan is completely voluntary, and we do offer opt-out at any time without penalty through our platform for investors who are looking to receive distributions in cash.

We have made revisions in our offering circular to expand on the details of our dividend reinvestment plan. We believe that our Reinvestment Plan complies with all applicable regulations, including those related to dividend reinvestment plans. We have structured our plan to provide investors with flexibility and transparency, while also ensuring that we comply with the requirements of Regulation A.

We hope that this additional information addresses your concerns regarding our Reinvestment Plan. We are committed to transparency and compliance with all applicable regulations.

xx.	Signatures, page 91

38.          Comment: Please have a majority of the members of the board of directors of Concreit Inc. sign the offering statement or revise to include those capacities.

Response: We have added Jordan Levy and Andy Liu to the signature page.

xxi.	Exhibits

39.          Comment: In an amended filing on Form 1-A, please provide the consent of your independent auditor related to the financial statements included within your filing. In addition, such consent should acknowledge the reference to their firm as an expert in accounting and auditing as disclosed on page 88.

Re: Response Letter
October 24, 2024

Response: Please be advised that the request has been completed.

40.          Comment: Although your index of exhibits indicates that Exhibit 12.1 is “filed [h]erewith,” it does not appear that the exhibit has been filed. Please file Exhibit 12.1 which is the opinion of Sosnow & Associates PLLC as to the legality of the securities being qualified.

Response: Please be advised that the request has been completed.

We hope that the responses contained in this letter and the accompanying updated documents are satisfactory to the Staff. Please do not hesitate to call us at 530-400-7784 if you have any questions or if you wish to discuss these matters further.

Very truly yours,

Concreit Fund I LLC

/s/ Sean Hsieh
Sean Hsieh
Chief Executive Officer
sean@concreit.com

Enclosures